Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES

OF INLAND AMERICAN REAL ESTATE TRUST, INC. TO LAPIS INVESTMENT BUSINESS TRUST

If you are considering selling your shares of Inland American Real Estate Trust, Inc. (“Inland American”) to Lapis Investment Business Trust (“Lapis”), please read all of the information below.

INLAND AMERICAN AND LAPIS ARE NOT AFFILIATED.  THE INLAND AMERICAN BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED, OPPORTUNISTIC OFFER AND NOT TENDER YOUR SHARES OF STOCK. THESE OFFERS ARE MEANT TO TAKE ADVANTAGE OF YOU AND BUY YOUR SHARES AT A PRICE BELOW THE CURRENT ESTIMATED PER SHARE VALUE IN ORDER TO MAKE A PROFIT AND, AS A RESULT, DEPRIVE YOU OF THE POTENTIAL VALUE OF YOUR INVESTMENT.

Inland American Real Estate Trust, Inc.	Lapis Offer - $4.00 offer

•                            Currently pays a cash distribution equal to $0.50 per share on an annualized basis. This equates to a 5% annualized yield on an original $10.00 per share price or a 6.2% annualized yield on our most current third-party reviewed valuation, estimated at $8.03 per share, which is also the price a Stockholder can purchase shares under Inland American’s Distribution Reinvestment Plan.

•                            Inland American has paid a total of $1,420,598,000 in distributions to stockholders since inception and intends to continue to pay distributions monthly.

•                            We believe the Lapis offer price is substantially less than the potential value of Inland American’s share on a going-forward basis.

•                            If you sell, you will NO LONGER RECEIVE monthly distributions.

•                            Lapis states that secondary market trades have been reported in the Fall 2010 in the range of $5.35 to $7.14 per share, prices which are materially in excess of the Lapis offer price.

•                            You will not receive $4.00/share. You will receive $4.00 less any subsequent distributions declared or paid until the expiration of the offer.

As stated by Lapis:

•                  “We have not made an independent appraisal of the shares or the corporation’s properties, and are not qualified to appraise real estate.”

•                  “We arrived at our price by applying a discount to the company’s value, after deducting selling and liquidation costs.  We apply such a discount with the intention of making a profit by holding on to the shares until the corporation is liquidated.”

The SEC has cautioned investors about opportunistic offers of this nature. Please visit the SEC website at www.sec.gov/investor/pubs/minitend.htm.

We encourage you to follow our Board’s recommendation and not tender your shares to Lapis.

Please consult your financial advisor or our Customer Service Department at 800.826.8228

Stock price and distribution rates are subject to fluctuation.  The Inland name and logo are registered trademarks being used under license.

Inland American Real Estate Trust, Inc.

2901 Butterfield Road        Oak Brook, IL 60523        800.826.8228      www.inlandamerican.com